UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

_______________________________________________________________________________

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-14303	38-3161171
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Dauch Drive, Detroit, Michigan		48211-1198
(Address of Principal Executive Offices)		(Zip Code)

David E. Barnes (313) 758-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
_______________________________________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, American Axle & Manufacturing Holdings, Inc. (the "Company" or "AAM") has determined that it is required to file a Conflict Minerals Report, which is filed as Exhibit 1.01 to this Specialized Report on Form SD. AAM's Conflict Minerals Report is also available on our website at https://www.aam.com/docs/default-source/suppliers-portal-documents/conflict-minerals/aam-conflict-minerals-policy.pdf?sfvrsn=2 .

Item 1.02 - Exhibit
A copy of the Company's Conflict Minerals Report for the period of January 1, 2016 through December 31, 2016 is filed as Exhibit 1.01 hereto and is also available on our website at the address referenced in Item 1.01 above.

Section 2 - Exhibits

Item 2.01 - Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 - Conflict Minerals Report for the period from January 1, 2016 through December 31, 2016 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

American Axle & Manufacturing Holdings, Inc.
(Registrant)

/s/ David E. Barnes	Date: May 24, 2017
Vice President & General Counsel